EX 99.1
Prenetics’ IM8 Reports Q2 2026 Revenue Growth of 288% YoY; Raises FY 2026 IM8 Revenue Guidance to $220–230 Million; July Was the First Month of Positive Consolidated Adjusted Free Cash Flow and Expected to Remain Positive for Q3 and Beyond
•Total revenue of $46.5 million, up ~288% YoY (~3.9x); within the Company’s guidance of $46-48 million
•IM8 revenue of $45.0 million, up ~359% YoY (~4.6x); within the Company’s guidance of $44-46 million, marking the sixth consecutive record quarter
•July: strongest month ever at IM8 with $20.9 million — $251 million annualized revenue run-rate1
•Initiates FY2027 guidance of $400 million+ in IM8 revenue
Webcast Information
Prenetics will host a live earnings webcast at 8:30 a.m. Eastern time today to discuss the results. To join, please visit https://stocktwits.com/symbol/PRE. A replay will be made available on the Investor Relations website following the call.
NEW YORK, N.Y. – August 18, 2026 (GLOBE NEWSWIRE) – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading consumer health company and parent of the AI-native direct-to-consumer wellness brand IM8, co-founded by David Beckham, today reported its second quarter 2026 financial results. The complete results are presented in Prenetics’ Q2 2026 Letter to Shareholders (the "Shareholder Letter") at https://ir.prenetics.com/pdf/2026q2shareholderletter, which includes all financial tables, together with an accompanying Q2 2026 Investor Presentation (the "Investor Presentation") at https://ir.prenetics.com/pdf/2026q2investorpres, each dated August 18, 2026.
Danny Yeung, Chief Executive Officer of Prenetics and Co-Founder of IM8, said: "Twenty months ago, IM8 did not exist. This quarter it carried Prenetics to a sixth consecutive record, July became the biggest month in our history, and consolidated Adjusted Free Cash Flow turned positive for the first time and we expect it to remain positive from here. This is the single most important milestone we have been tracking since before the brand launched, arriving faster than I believed possible. Today we are raising full-year total revenue guidance to $220 to $230 million — and initiating 2027 IM8 revenue guidance of $400 million or more, with nothing from our upcoming product launches assumed."
"And beginning this quarter, we are changing how we report. With twenty months of data behind us, we are opening the books: a detailed Shareholder Letter, a full Investor Presentation with our monthly cohort economics and independent third-party card data, and a live earnings stream where we take questions directly. The reason is simple — a business compounding this fast deserves to be examined, not summarized, and we would rather show you the machine than describe it. Everything is explained, cohort by cohort, in our Shareholder Letter and Investor Presentation — I encourage every investor to read it.”
All financial tables, monthly cohort economics, customer acquisition metrics, independent third-party card data, and management’s full discussion and outlook are contained in the Shareholder Letter and the Investor Presentation, which investors are encouraged to review in full.
1 Annualized Revenue Run-Rate ("ARR") is an operating metric calculated by multiplying IM8 revenue recognized in the applicable month by twelve and includes revenue from both subscription and one-time purchases. ARR is not a financial measure under IFRS, and is not necessarily indicative of revenue for any future period. ARR reflects orders from both new and existing customers and incorporates the effect of cancellations and non-renewals occurring on or before the applicable month; however, it does not adjust for anticipated future cancellations, non-renewals or pauses. ARR annualizes a single month of revenue and assumes that the revenue recognized in that month is maintained for the following twelve months. As a result, ARR is sensitive to the timing of promotional activity, product launches and billing cycles. In particular, the full order value of quarterly subscription plans is recognized upon shipment of the three-month supply, which increases revenue recognized in months when quarterly billings are concentrated. It may therefore differ significantly from actual future revenue.

About Prenetics
Prenetics Global Limited (NASDAQ: PRE) is a leading consumer health company on a mission to advance human health and longevity. Its flagship brand, IM8, co-founded with David Beckham, is redefining premium daily nutrition through science-backed formulations — anchored by Daily Ultimate Essentials, a 90-ingredient daily nutrition system that is NSF Certified for Sport and clinically studied. IM8 is the fastest-growing premium supplement brand ever recorded, reaching approximately $251 million in annualized run-rate revenue within 20 months of launch, shipping to 46 countries, and delivering well over 200,000 servings daily. IM8’s ambassador and equity-partner roster includes David Beckham, Giannis Antetokounmpo, Aryna Sabalenka, Ollie Bearman, Jay Shetty, and Inter Miami CF. Learn more at prenetics.com and im8health.com.
About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials, is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com. Follow IM8 on Instagram at @im8health for updates.
Investor Relations Contact
investors@prenetics.com
PRE@mzgroup.us
Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements and Data Notes
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this press release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the impact of the Customer Investment Agreement with GC Customer Value Arranger, LLC is unpredictable, and the arrangement may not function as expected, and its failure to do so could materially and adversely impact our financial condition and results of operations, we may require additional capital to grow our business, which may not be available on terms acceptable to us or at all, the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and the Company’s ability to efficiently and effectively deploy financial and management resources towards maintaining and growing the business. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law. Nothing in this press release constitutes an offer to sell, or the solicitation of an offer to buy, any securities of the Company.
Basis of Presentation
Figures for prior periods have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). As part of the Group’s strategic repositioning to focus its resources and capital allocation on its core consumer health and prevention businesses, the Group has divested or exited certain non-core businesses and investments, including ACT Genomics, Europa and Insighta.
In June 2025, the Group determined that ACT Genomics Holdings Company Limited (“ACT Genomics”) met the criteria to be classified as held for sale and a discontinued operation, following the signing of a definitive sale and purchase agreement with Delta Electronics, Inc. and its results have been excluded from the Group’s continuing operations thereafter. The divestment of ACT Genomics was completed on October 1, 2025.
The Group also completed the divestiture of substantially all of the assets of its Europa business in January 2026 and determined that Europa met the criteria to be classified as held for sale and a discontinued operation. Accordingly, Europa’s results are included in the Group’s financial results only up to the date of completion of the divestiture and are excluded from the Group’s continuing operations thereafter.
In February 2026, the Group completed the disposal of its remaining equity interest in Insighta Holdings Limited (“Insighta”). Accordingly, the Group’s share of results from Insighta is included only up to the date of completion of the disposal. The disposal of remaining equity interest in Insighta was completed on February 13, 2026.
In accordance with IFRS 5, the results of discontinued operations are presented separately from the Group’s continuing operations (comprising IM8 and CircleDNA) in the unaudited consolidated statements of loss and other comprehensive loss, and comparative figures for those statements have been re-presented accordingly.
The financial information presented in this press release is unaudited.
Unaudited Non-IFRS Financial Measures
To supplement the Company’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), the Company is providing the following non-IFRS measures: Adjusted Free Cash Flow. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company’s ongoing operating results and trends and in facilitating period-to-period comparisons of the Company’s performance.
Adjusted Free Cash Flow, a non-IFRS measure, is defined as net cash from operating activities plus net fundings under the General Catalyst Customer Value Fund facility.
In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS Accounting Standards.